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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
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                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                               1-11568
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
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                                                                                                             CUSIP NUMBER
                                                                                                              69364P109
     For Period Ended: DECEMBER 31, 1999                                                             -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

PTI HOLDING INC.
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Full Name of Registrant

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Former Name if Applicable


C/O 15 EAST NORTH STREET
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Address of Principal Executive Office (Street and Number)


DOVER, DE 19901
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |_|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  | |   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     During 1999, the Registrant acquired Karlen Manufacturing Inc., a corporation engaged in the sale of Health and Beauty Care
     Products.  As a result of having to consolidate Karlen Manufacturing Inc's results of operations in to those of the Registrant, the Registrant has been unable to assemble the neccessary information for the Registrant's Annual report on Form 10-K for the year ended December 31, 1999 on a timely basis and without unreasonable effort.

                                                                                                                    SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    _ANTHONY COSTANZO____________________________  _________914__________________  _____________________423-8200____________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

    The  Registrant  in the year  ended  December  31, 1999  had net  sales of $68,477,246, as compared to net sales of $60,522,011 and $34,566,135 for the years ended December 31, 1998 and 1997, respectively.  The sales increases resulted predominantly from the acquisitions of Karlen in 1999, Comfees in 1998 and Flents in 1997, as well as increased sales to existing customers through the addition of new product lines for the Company.

    The Company had a net loss of $159,776 for the year ended December 31, 1999 compared to the Company's  net income for the year ended December 31, 1998 of $2,492,229 and net loss for the year ended  December 31, 1997 of  ($941,295).  The net loss for 1997 included a non-recurring charge for stock based compensation of $3,636,838.  The cost of sales for the year ended December 31,
    1999 was $50,437,187 (resulting in a gross profit margin of 26%), compared to the Company's cost of sales for the year ended
    December 31, 1998 of  $43,283,112 (resulting in a gross profit margin of 28%) compared to the Company's cost of sales for the year ended December 31, 1997 of $23,751,353 (resulting in the gross profit margin of 31%).  The loss for 1999 was attributed to to both lower gross margins and increased selling, general and administrative spending due to the higher costs associated with the expansion of the helmet, bicycle and bicycle accessory business, the acquisition of Karlen, and the installation of new systems.


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                                        ______PTI HOLDING INC._____________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date ________March 31, 2000_______________                                   By___/s/ Anthony Costanzo___________________________
                                                                                 Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T.



(102196DTI)